OFFICIAL LETTER/CVM/SEP/GEA-1/Nº301/2014
Rio de Janeiro, May 22, 2014

Alfredo Egydio Setubal
Investor Relations Officer
ITAÚ UNIBANCO HOLDINGS S.A.
Praça Alfredo Egydio de Souza Aranha, 100, T. Olavo Setubal – Parque Jabaquara
São Paulo – SP                         CEP: 04344-902
Tel: (11) 5029-1888   Fax: (11) 5029-1999
E-mail: drinvest@itau-unibanco.com.br

C/c: Corporate Relations Coordination - BM&FBovespa
Email: gre@bvmf.com.br

REFERENCE: Request for Clarifications
Dear Officer,
We refer to the report of May 22, 2014 in the Valor Econômico newspaper headlined “STJ gives victory to savers in economic plan ruling”.
In this respect, we request clarification as to the reasons why this issue did not merit an announcement of a material fact and a manifestation on the part of the Company as to the impact of this decision on its results.
We would request that your response be forwarded through the IPE – Periodic and Eventual Information System, category Announcement to the Market, type Clarifications on consultations CVM/BOVESPA, making reference to this official letter.
We would point out that under Article 3, of CVM Instruction 358/02, it is incumbent on the Investor Relations Officer to disclose and notify the CVM and, where applicable, the stock exchange and organized over the counter market entity on which the securities issued by the company are eligible for trading, of any act or material fact occurring or related to its businesses as well as ensure its full and immediate dissemination simultaneously to all markets in which these securities are eligible for trading.
We wish to give notice that pursuant to its constituted powers and based on subsection II, Article 9 of Law 6,385/76, and CVM Instruction 452/07, the Corporate Relations Office will be obliged to determine the imposition of penalty fine in the amount of R$ 1,000.00 (one thousand reais), without limitation on other administrative sanctions in the event of non-compliance with the requirements contained in this official letter within the term of 1 (one) business day, as from taking cognizance of the contents of this missive, hereby dispatched by fax and by e-mail.

Sincerely,

Nilza Maria Silva de Oliveira	Fernando Soares Vieira
Manager Corporate Relations Office 1	Chief Staff Member for Corporate Relations

São Paulo-SP, May 23, 2014.

CVM
Corporate Relations Coordination

Dear Sirs,

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Reference: Request for Clarifications – OFFICIAL LETTER/CVM/SEP/GEA-1/Nº301/2014

Itaú Unibanco Holding S.A. (“Itaú Unibanco” or “Company”) in response to the Official Letter from the Corporate Relations Coordination of the Brazilian Securities and Exchange Commission – CVM and in light of the report published on May 22, 2014 by the Valor Econômico newspaper headlined “STJ gives victory to savers in economic plan ruling”, clarifies that the risk related to the rulings on legal actions with respect to the Economic Plans was already known, the Company having always reported the risk in the item Risk Factors, sub-item 4.6 of its Reference Form.

The decision announced by the High Court of Justice (STJ) on May 21, 2014 reflected an auxiliary discussion on the issue of the economic plans and in no way changes our evaluation of risk in relation to the understanding of the discussion surrounding the constitutionality of said economic plans – due to take place in the Federal Supreme Court.

Said decision of the STJ does not come within the scope of Article 2 of ICVM 358/02 and given that said decision is of an auxiliary nature and not central to the issue, it does not in itself have any financial impacts for the Company, therefore, not affecting its Financial Statements.

Regards,

ITAÚ UNIBANCO HOLDING S.A.
Alfredo Egydio Setubal
Investor Relations Officer

c.c.	Corporate Relations Coordination of the BM&FBovespa